UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported**): May 3, 2007**

ETERNAL IMAGE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**000-18889**	**20-4433227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

28800 Orchard Lake Road, Suite 130, Farmington, MI	**48334**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number including area code: **(248) 932-3333**

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 1 – REGISTRANT'S BUSINESS AND OPERATIONS

   Item 1.01 - Entry into a Material Definitive Agreement

SECTION 2 – FINANCIAL INFORMATION

   Item 2.03 – Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of Registrant

SECTION 5 – CORPORATE GOVERNANCE AND MANAGEMENT

   Item 5.01 – Changes in Control of Registrant

On May 3, 2011, the Registrant finalized a working capital loan arrangement with Waterloo International Funeral Supply, LLC (an Indiana limited liability company) as the lender. The governing agreements (the "Loan Documents") that the parties entered into are: a Working Capital Loan Agreement, Security Agreement and Escrow Agreement. Pursuant to the Loan Documents, the maximum loan amount is $525,000. Previous advances in March and April, 2011, totaling $104,300 have been included as part of the loan arrangement.

In summary, the Working Capital Loan Agreement calls for interest on advances of 4% paid quarterly with the due date on any particular advance being four years from the date of the advance. The Lender is entitled to an 8% bonus of up to $1,000,000 of the net proceeds the Registrant receives if it is acquired within five years of the date of the Loan Documents. This agreement requires Clint Mytych, the Registrant's CEO and CFO, as a limited guarantor on the any advances, to pledge as collateral, half of his 50,000,000 shares of his voting, non-convertible preferred shares (the "Pledged Preferred Shares"). The Pledged Preferred Shares have voting rights equal to approximately 46.5% of all the Registrant's voting shares. The voting rights attached to the Pledged Preferred Shares remain with Mr. Mytych unless the Registrant defaults on the Working Capital Loan Agreement. The pledge arrangement is governed by a Security Agreement and an Escrow Agreement; the latter appoints Douglas R. Adelsperger as escrow agent to hold the certificate representing the Pledged Preferred Shares in escrow. Finally, the Lender has the right to appoint its representative to the Registrant's board of directors.

The Working Capital Loan Agreement, Security Agreement and Escrow Agreement are attached hereto as Exhibits 10.1. 10.2 and 10.3, respectively, and incorporated by reference herein.

SECTION 9 – FINANCIAL STATEMENTS and EXHIBITS

   Item 9.01(D)   Exhibits

Exhibit Number	Description
10.1	Working Capital Loan Agreement
10.2	Security Agreement
10.3	Escrow Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ETERNAL IMAGE, INC.

Date: May 10, 2011

By: /s/ *Clint Mytych*

Clint Mytych
Chief Executive Officer, Chief Financial Officer and Chairman

Exhibit 10.1

WORKING CAPITAL LOAN AGREEMENT

This Working Capital Loan Agreement ("Agreement") is made and entered into this 30th day of April, 2011 (the "Signing Date"), by and among Eternal Image, Inc., a Delaware Corporation ("Borrower"), Waterloo International Funeral Supply, LLC, an Indiana limited liability company ("Lender"), and Clint Mytych, as limited guarantor ("Mytych").

RECITALS

A. Borrower possesses rights under certain licenses and sublicenses for the use of trademarks and dress on products in the casket, urn, and memorial products industries.

B. Lender is a wholesaler and distributer of caskets, urns and related memorial products.

C. In order to protect Borrower's rights under the licenses and sublicenses, Borrower has borrowed and wishes to further borrow from Lender and Lender has loaned and wishes to further loan to Borrower funds subject to the terms and conditions set forth below.

D. On March 1, 2011, Lender paid the sum of Fifty Thousand Dollars ($50,000) to Borrower (such March 1, 2011 payment hereinafter referred to as the "First Cash Advance"). Lender and Borrower desire the First Cash Advance to be governed by this Agreement, subject to the terms and conditions set forth below.

E. On March 31, 2011, Lender paid the sum of Fifty Thousand Dollars ($50,000) to Borrower (such March 31, 2011 payment hereinafter referred to as the "Second Cash Advance"). Lender and Borrower desire the Second Cash Advance to be governed by this Agreement, subject to the terms and conditions set forth below.

F. On April 13, 2011, Lender paid the sum of Four Thousand Three Hundred Dollars ($4,300) to Borrower (such April 13, 2011 payment hereinafter referred to as the "Third Cash Advance"). Lender and Borrower desire the Third Cash Advance to be governed by this Agreement, subject to the terms and conditions set forth below.

NOW THEREFORE, in consideration of the recitals above and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. **Loan Amount.** Lender promises to loan to Borrower an amount up to the principal sum of Five Hundred Twenty-Five Thousand Dollars ($525,000) (the "Maximum Credit Limit"). Borrower may obtain cash advances by giving Lender a written request stating the amount of the advance requested and the proposed use of such advance. If the proposed use is approved by Lender to be consistent with the permitted uses described in Section 7 of this Agreement, Lender

shall, within ninety (90) days, fund Borrower's request for a cash advance; provided, however, the total unpaid principal balance of Borrower's cash advances (the "Principal Balance") may not exceed the Maximum Credit Limit, which Maximum Credit Limit shall include the One Hundred Four Thousand Three Hundred Dollars ($104,300) already disbursed under the First Cash Advance, Second Cash Advance and Third Cash Advance. Notwithstanding anything herein to the contrary, Lender shall loan to Borrower cash advances in an aggregate amount equal to the Maximum Credit Limit within ninety (90) days of the Signing Date.

2.   Promise to Pay; Responsibility for Payment. Borrower's obligations under this Agreement are absolute and unconditional. Borrower promises to pay to Lender all amounts due under this Agreement, including, but not limited to, the Principal Balance, all applicable interest, and all other fees, charges, and amounts Borrower may owe under this Agreement, all without relief from valuation and appraisement laws. For purposes of this Agreement, the outstanding balance of all amounts Borrower owes to Lender under this Agreement is collectively referred to as the "Account Balance". Borrower agrees to be legally responsible and liable for payment of the Account Balance.

3.   Effective Date. Each cash advance under this Agreement shall have an Effective Date. For the purposes of this Agreement, the Effective Date for a cash advance shall be the day upon which Lender disburses the funds for the cash advance.

4.   Maturity Date. Each cash advance under this Agreement shall have a Maturity Date. For the purposes of this Agreement, the Maturity Date for a cash advance shall be the fourth anniversary of the cash advance's Effective Date. Upon the Maturity Date of a cash advance, the principal balance, applicable interest and all other fees, charges and amounts Borrower owes with connection to that cash advance shall become immediately due and payable to Lender.

5.   Interest Rate. Interest under this Agreement shall be computed on the basis of three hundred sixty-five (365) days per year. From a cash advance's Effective Date until the second anniversary of said Effective Date (the "Initial Interest Rate Period"), interest shall accrue on the principal balance of the cash advance at a rate of four percent (4%) per year. Upon the expiration of the cash advance's Initial Interest Rate Period and until the cash advance's Maturity Date, interest shall accrue on the principal balance of the cash advance at a rate of six percent (6%) per year. Notwithstanding anything herein to the contrary, after a cash advance's Maturity Date, interest shall accrue on the principal balance of that cash advance at a rate of ten percent (10%) per year. Similarly, for all periods where Borrower is in default of this Agreement, interest shall accrue on the Principal Balance at a rate of ten percent (10%) per year. Notwithstanding the foregoing, in no event shall interest accrue or be payable in connection with this Agreement in an amount in excess of that permitted under applicable law. If interest computed under this section would exceed the amount permitted under applicable law, interest shall rather accrue at the maximum rate permitted by law.

6.   **Payments.** Borrower shall make payments on interest accrued on each cash advance quarterly and in arrears (the "Quarterly Payments"). The Quarterly Payments for a cash advance shall commence on the same day of the third month after the cash advance's Effective Date and shall continue to become due on the same day of every third month thereafter until the cash advance's Maturity Date. Any payments Borrower makes under this Agreement shall specify, in writing, the cash advance to which Lender shall apply the payment. Payments under this Agreement will be applied first to any fees or charges due under the Agreement not related to a particular cash advance, including reasonable costs of collection and attorneys' fees, second to any fees or charges due under the Agreement and related to the cash advance specified in the payment, including reasonable costs of collection and attorneys' fees, third to interest accrued on the cash advance specified by the payment, and finally to unpaid principal on the cash advance specified by the payment. For the purposes of this Section 6, "reasonable costs of collection and attorneys' fees" shall not include Lender's legal fees incurred prior to the Signing Date.

7.   **Use of Funds.** Borrower shall not use any advance under this Agreement for any use that is inconsistent with the proposed uses previously provided to Dean Kelly and to which Lender and Dean Kelly agree.

8.   **Previous Cash Advances.** The parties expressly agree that this Agreement shall govern the First Cash Advance, the Second Cash Advance, and the Third Cash Advance. The Effective Date of the First Cash Advance was March 1, 2011, and the Quarterly Payments for the First Cash Advance shall commence on June 1, 2011. The Effective Date of the Second Cash Advance was March 31, 2011, and the Quarterly Payments for the Second Cash Advance shall commence on June 31, 2011. The Effective Date of the Third Cash Advance was April 13, 2011, and the Quarterly Payments for the Third Cash Advance shall commence on July 13, 2011. The parties hereby expressly agree that the First Cash Advance, the Second Cash Advance, and the Third Cash Advance shall also be secured by the collateral described in Section 11 of this Agreement.

9.   **Lender's Representation on Borrower's Board of Directors.** From the Signing Date until the later of either the Maturity Date of the last cash advance made under this Agreement or Borrower's repayment of the Account Balance in full, Lender shall have the right to designate one individual as a member of Borrower's Board of Directors (such member hereinafter referred to as "Lender's Designee"). Borrower shall execute all documents Lender reasonably determines to be necessary to effectuate Lender's right to designate Lender's Designee to Borrower's Board of Directors. Lender's selection and appointment of Lender's Designee shall be at the sole and complete discretion of Lender. Lender's Designee shall possess all voting, participation and other rights and privileges associated with membership on Borrower's Board of

Directors. In the event Lender's Designee is removed from Borrower's Board of Directors, the entire Account Balance shall become immediately due and payable to Lender. For the purposes of this section, Lender's Designee may resign by submitting a written letter of resignation via certified mail to Borrower at the address specified in Section 15 regarding Notice below.

10.   Lender's Bonus upon Acquisition of Borrower. In the event Borrower is sold or otherwise acquired on or before the fifth anniversary of the Signing Date, Borrower shall pay to Lender a bonus (the "Sale Bonus") equal to (1) eight percent (8%) of the net amount paid to buy, acquire, or control Borrower, which net amount shall include the market value of any in-kind transfers to effectuate the sale or acquisition of Borrower; provided, however, the Sale Bonus shall not exceed One Million Dollars ($1,000,000). The rights and obligations provided in this Section 10 shall survive any termination or expiration of this Agreement. For the purposes of this provision, an event of sale or acquisition of Borrower shall mean a sale of or acquisition in the majority of Borrower's issued and outstanding Preferred Stock.

11.   Collateral and Security. To further secure to Lender the prompt, full and faithful payment and performance of Borrower's obligations under this Agreement, Mytych pledges and assigns fifty percent (50%) of Borrower's total issued and outstanding Preferred Stock as of the Signature Date (the "Pledged Shares") and signs this Agreement as limited guarantor.

11.1   Mytych's Limited Guaranty. Mytych's obligations as limited guarantor under this Agreement are secured by a pledge of the Pledged Shares, pursuant to the Security Agreement identified in Section 11.3 below. Mytych's individual, personal obligations under this Agreement shall not exceed the value of the Pledged Shares or proceeds therefrom.

11.2   Escrow Agreement. Contemporaneously with the execution of this Agreement, Borrower or Mytych will deliver to Escrow Agent, certificate or certificates (collectively the "Certificate"), representing fifty percent (50%) of Borrower's total issued and outstanding Preferred Stock, duly endorsed for transfer to Lender. Borrower, Lender, and Mytych have entered into an Escrow Agreement (the "Escrow Agreement") of even date, to further describe the circumstances under which and to whom the Escrow Agent shall deliver the Certificate. A true and accurate copy of the Escrow Agreement is attached hereto as Exhibit A.

11.3   Security Agreement. Borrower, Lender, and Mytych have also entered into a Security Agreement (the "Security Agreement") of even date to grant Lender a security interest in the Pledged Shares and govern each party's rights to and obligations regarding the same. A true and accurate copy of the Security Agreement is attached hereto as Exhibit B.

12.   Anti-Dilution. From the Signing Date until the later of the Maturity Date of the last cash advance made under this Agreement or Borrower's repayment of the Account Balance in full, Borrower shall not issue additional shares of Borrower's Preferred Stock.

13.   Option to Consolidate Quarterly Payments and Maturity Dates. Notwithstanding anything herein to the contrary, once Lender has disbursed aggregate cash advances in an amount equal to the Maximum Credit Limit, the parties shall agree, in writing, to consolidate the Quarterly Payments owed under this Agreement and to designate one Maturity Date for all cash advances.


REMEDIES AND DEFAULT


14.   Remedies.

14.1   Events of Default. For the purposes of this Agreement, the term "Event of Default" shall mean any of the following: (i) the making of any false or inaccurate representation in this Agreement, (ii) the breach of any warranty made in this Agreement, or (iii) the failure to observe or comply with any provision or covenant in this Agreement, and such default is not cured to the reasonable satisfaction of the non-defaulting party within fifteen (15) days of the date notice of such default is given, which notice shall specify with reasonable particularity the basis for the default claimed.

14.2   Available Remedies. If an Event of Default occurs, the party not in default may seek the following remedies, which shall be cumulative and are not mutually exclusive:

       14.2.1   All legal and equitable remedies available.

       14.2.2   The reasonable attorneys' fees, expenses, and costs incurred in connection with an Event of Default.

14.3   Specific Performance. The parties agree that it may be impossible to measure in money the damages which will accrue to a party by reason of a failure to perform any of the obligations under this Agreement. Therefore, if a party institutes any action or proceeding against the other party to specifically enforce the provisions of this Agreement, the party against whom such action or proceeding is brought shall be deemed to waive the claim or defense that such party has an adequate remedy at law.

14.4   Borrower's Right to Cure Monetary Default. Notwithstanding anything herein to the contrary, upon Lender's notice of default, Borrower shall have the right to cure any default arising from Borrower's failure to make any payment under this Agreement when due and payable for a period of ninety (90) days (the "Cure Period"). Upon expiration of the Cure Period, if the monetary default remains, the entire Account Balance shall become immediately due and payable to Lender.


5


MISCELLANEOUS

15. Notices.

15.1 Written Notice. Any notice, designation, consent, delivery, approval, offer, acceptance, delivery, statement, request, or other communication required or allowed under this Agreement ("Notice") shall be in writing. Any action required under this Agreement that is a term within the definition of "Notice" also shall be in writing.

15.2 Place of Notice. Notice to a party shall be given at the party's address stated below, or at such other address as a party may designate in a Notice to the other party:

If to Lender:	Waterloo International Funeral Supply, LLC Attention: Tony Fifer, President 950 West Union Street Waterloo, Indiana 46793
If to Borrower:	Eternal Image, Inc. Attention: Clint Mytych, President & CEO 28800 Orchard Lake Road Suite 130 Farmington Hills, Michigan 48334
If to Mytych:	Clint Mytych 28800 Orchard Lake Road Suite 130 Farmington Hills, Michigan 48334

15.3 Manner of Giving Notice. Notice shall be deemed given when:

15.3.1   Personal service of the Notice is made on the party to be notified (but the party need not be at the address designated under Section 12.2;

15.3.2   The Notice is mailed to the party to be notified by means of certified or registered U.S. mail, return receipt requested, postage prepaid; or

15.3.3   The Notice is sent to the party to be notified by express courier such as "Federal Express" or such other similar carrier guaranteeing next day delivery.

15.4 Refusal to Accept Notice. Refusal by a party to accept a Notice shall not affect the giving of the Notice.

16. Attorneys' Fees. In the event of any litigation regarding the construction, enforcement, or validity of this Agreement, in addition to any other relief, the prevailing party shall be entitled to recover his reasonable costs incurred, including attorneys' fees.

17. Assignability. A party may not assign the party's rights or obligations under this Agreement, unless the party first obtains the written consent of the other party.

18. Modification in Writing. No amendment, modification, supplement, termination, consent of waiver of or to any provision of this Agreement nor any consent to any departure therefrom shall in any event be effective unless the same shall be in writing and signed by or on behalf of all parties. Any waiver of any provision of this Agreement, and any consent to any departure from the terms of any provision in this Agreement, shall be effective only in the specific instance and for the specific purpose for which given.

19. Waivers; Failure or Delay. No failure or delay in the exercise of any power, right, remedy or privilege under this Agreement shall impair such power, right remedy or privilege or shall operate as a waiver thereof; nor shall any single or partial exercise of any such power, right remedy or privilege preclude an other or further exercise of any other power, right, remedy or privilege. The waiver of any such right, power, remedy or privilege with respect to particular facts and circumstances shall not be deemed to be a waiver with respect to other facts and circumstances.

20. Governing law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Indiana (without reference to conflict of law principles). THE PARTIES HEREBY IRREVOCABLY (A) CONSENT AND SUBMIT TO THE EXCLUSIVE JURISDICTINO OF ANY INDIANA STATE COURT SITTING IN ALLEN COUNTY, INDIANA, OR ANY UNITED STATES OF AMERCIA COURT SITTING IN THE NORTHERN DISTRICT OF INDIANA. IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT; AND (B) WAIVE THE RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTINO RELATING TO OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

21. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but it any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

22.   Execution in Counterparts.   This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.   This Agreement shall become effective upon the execution and delivery of a counterpart hereof by each of the parties hereto.

23.   Incorporation of Recitals.   The recitals set forth above are incorporated herein as though set forth fully herein.

[Remainder of page intentionally left blank; signature page to follow.]

IN WITNESS WHEREOF, this Agreement has been duly executed as of the day and year first above written.

BORROWER
Eternal Image, Inc.
By:_____
Printed: Clint Mytych
Its: President & CEO

LENDER
Waterloo International Funeral Supply, LLC
By:_____
Printed: Tony Elfer
Its: President

CLINT MYTYCH

_____
As Limited Guarantor/Pledgor

9

Exhibit 10.2

WORKING CAPITAL LOAN AGREEMENT

This Working Capital Loan Agreement ("Agreement") is made and entered into this 30th day of April, 2011 (the "Signing Date"), by and among Eternal Image, Inc., a Delaware Corporation ("Borrower"), Waterloo International Funeral Supply, LLC, an Indiana limited liability company ("Lender"), and Clint Mytych, as limited guarantor ("Mytych").

RECITALS

A. Borrower possesses rights under certain licenses and sublicenses for the use of trademarks and dress on products in the casket, urn, and memorial products industries.

B. Lender is a wholesaler and distributer of caskets, urns and related memorial products.

C. In order to protect Borrower's rights under the licenses and sublicenses, Borrower has borrowed and wishes to further borrow from Lender and Lender has loaned and wishes to further loan to Borrower funds subject to the terms and conditions set forth below.

D. On March 1, 2011, Lender paid the sum of Fifty Thousand Dollars ($50,000) to Borrower (such March 1, 2011 payment hereinafter referred to as the "First Cash Advance"). Lender and Borrower desire the First Cash Advance to be governed by this Agreement, subject to the terms and conditions set forth below.

E. On March 31, 2011, Lender paid the sum of Fifty Thousand Dollars ($50,000) to Borrower (such March 31, 2011 payment hereinafter referred to as the "Second Cash Advance"). Lender and Borrower desire the Second Cash Advance to be governed by this Agreement, subject to the terms and conditions set forth below.

F. On April 13, 2011, Lender paid the sum of Four Thousand Three Hundred Dollars ($4,300) to Borrower (such April 13, 2011 payment hereinafter referred to as the "Third Cash Advance"). Lender and Borrower desire the Third Cash Advance to be governed by this Agreement, subject to the terms and conditions set forth below.

NOW THEREFORE, in consideration of the recitals above and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. **Loan Amount.** Lender promises to loan to Borrower an amount up to the principal sum of Five Hundred Twenty-Five Thousand Dollars ($525,000) (the "Maximum Credit Limit"). Borrower may obtain cash advances by giving Lender a written request stating the amount of the advance requested and the proposed use of such advance. If the proposed use is approved by Lender to be consistent with the permitted uses described in Section 7 of this Agreement, Lender

shall, within ninety (90) days, fund Borrower's request for a cash advance; provided, however, the total unpaid principal balance of Borrower's cash advances (the "Principal Balance") may not exceed the Maximum Credit Limit, which Maximum Credit Limit shall include the One Hundred Four Thousand Three Hundred Dollars ($104,300) already disbursed under the First Cash Advance, Second Cash Advance and Third Cash Advance. Notwithstanding anything herein to the contrary, Lender shall loan to Borrower cash advances in an aggregate amount equal to the Maximum Credit Limit within ninety (90) days of the Signing Date.

2. **Promise to Pay; Responsibility for Payment.** Borrower's obligations under this Agreement are absolute and unconditional. Borrower promises to pay to Lender all amounts due under this Agreement, including, but not limited to, the Principal Balance, all applicable interest, and all other fees, charges, and amounts Borrower may owe under this Agreement, all without relief from valuation and appraisement laws. For purposes of this Agreement, the outstanding balance of all amounts Borrower owes to Lender under this Agreement is collectively referred to as the "Account Balance". Borrower agrees to be legally responsible and liable for payment of the Account Balance.

3. **Effective Date.** Each cash advance under this Agreement shall have an Effective Date. For the purposes of this Agreement, the Effective Date for a cash advance shall be the day upon which Lender disburses the funds for the cash advance.

4. **Maturity Date.** Each cash advance under this Agreement shall have a Maturity Date. For the purposes of this Agreement, the Maturity Date for a cash advance shall be the fourth anniversary of the cash advance's Effective Date. Upon the Maturity Date of a cash advance, the principal balance, applicable interest and all other fees, charges and amounts Borrower owes with connection to that cash advance shall become immediately due and payable to Lender.

5. **Interest Rate.** Interest under this Agreement shall be computed on the basis of three hundred sixty-five (365) days per year. From a cash advance's Effective Date until the second anniversary of said Effective Date (the "Initial Interest Rate Period"), interest shall accrue on the principal balance of the cash advance at a rate of four percent (4%) per year. Upon the expiration of the cash advance's Initial Interest Rate Period and until the cash advance's Maturity Date, interest shall accrue on the principal balance of the cash advance at a rate of six percent (6%) per year. Notwithstanding anything herein to the contrary, after a cash advance's Maturity Date, interest shall accrue on the principal balance of that cash advance at a rate of ten percent (10%) per year. Similarly, for all periods where Borrower is in default of this Agreement, interest shall accrue on the Principal Balance at a rate of ten percent (10%) per year. Notwithstanding the foregoing, in no event shall interest accrue or be payable in connection with this Agreement in an amount in excess of that permitted under applicable law. If interest computed under this section would exceed the amount permitted under applicable law, interest shall rather accrue at the maximum rate permitted by law.

2

6. **Payments.** Borrower shall make payments on interest accrued on each cash advance quarterly and in arrears (the "Quarterly Payments"). The Quarterly Payments for a cash advance shall commence on the same day of the third month after the cash advance's Effective Date and shall continue to become due on the same day of every third month thereafter until the cash advance's Maturity Date. Any payments Borrower makes under this Agreement shall specify, in writing, the cash advance to which Lender shall apply the payment. Payments under this Agreement will be applied first to any fees or charges due under the Agreement not related to a particular cash advance, including reasonable costs of collection and attorneys' fees, second to any fees or charges due under the Agreement and related to the cash advance specified in the payment, including reasonable costs of collection and attorneys' fees, third to interest accrued on the cash advance specified by the payment, and finally to unpaid principal on the cash advance specified by the payment. For the purposes of this Section 6, "reasonable costs of collection and attorneys' fees" shall not include Lender's legal fees incurred prior to the Signing Date.

7. **Use of Funds.** Borrower shall not use any advance under this Agreement for any use that is inconsistent with the proposed uses previously provided to Dean Kelly and to which Lender and Dean Kelly agree.

8. **Previous Cash Advances.** The parties expressly agree that this Agreement shall govern the First Cash Advance, the Second Cash Advance, and the Third Cash Advance. The Effective Date of the First Cash Advance was March 1, 2011, and the Quarterly Payments for the First Cash Advance shall commence on June 1, 2011. The Effective Date of the Second Cash Advance was March 31, 2011, and the Quarterly Payments for the Second Cash Advance shall commence on June 31, 2011. The Effective Date of the Third Cash Advance was April 13, 2011, and the Quarterly Payments for the Third Cash Advance shall commence on July 13, 2011. The parties hereby expressly agree that the First Cash Advance, the Second Cash Advance, and the Third Cash Advance shall also be secured by the collateral described in Section 11 of this Agreement.

9. **Lender's Representation on Borrower's Board of Directors.** From the Signing Date until the later of either the Maturity Date of the last cash advance made under this Agreement or Borrower's repayment of the Account Balance in full, Lender shall have the right to designate one individual as a member of Borrower's Board of Directors (such member hereinafter referred to as "Lender's Designee"). Borrower shall execute all documents Lender reasonably determines to be necessary to effectuate Lender's right to designate Lender's Designee to Borrower's Board of Directors. Lender's selection and appointment of Lender's Designee shall be at the sole and complete discretion of Lender. Lender's Designee shall possess all voting, participation and other rights and privileges associated with membership on Borrower's Board of

Directors. In the event Lender's Designee is removed from Borrower's Board of Directors, the entire Account Balance shall become immediately due and payable to Lender. For the purposes of this section, Lender's Designee may resign by submitting a written letter of resignation via certified mail to Borrower at the address specified in Section 15 regarding Notice below.

10.   Lender's Bonus upon Acquisition of Borrower. In the event Borrower is sold or otherwise acquired on or before the fifth anniversary of the Signing Date, Borrower shall pay to Lender a bonus (the "Sale Bonus") equal to (1) eight percent (8%) of the net amount paid to buy, acquire, or control Borrower, which net amount shall include the market value of any in-kind transfers to effectuate the sale or acquisition of Borrower; provided, however, the Sale Bonus shall not exceed One Million Dollars ($1,000,000). The rights and obligations provided in this Section 10 shall survive any termination or expiration of this Agreement. For the purposes of this provision, an event of sale or acquisition of Borrower shall mean a sale of or acquisition in the majority of Borrower's issued and outstanding Preferred Stock.

11.   Collateral and Security. To further secure to Lender the prompt, full and faithful payment and performance of Borrower's obligations under this Agreement, Mytych pledges and assigns fifty percent (50%) of Borrower's total issued and outstanding Preferred Stock as of the Signature Date (the "Pledged Shares") and signs this Agreement as limited guarantor.

11.1   Mytych's Limited Guaranty. Mytych's obligations as limited guarantor under this Agreement are secured by a pledge of the Pledged Shares, pursuant to the Security Agreement identified in Section 11.3 below. Mytych's individual, personal obligations under this Agreement shall not exceed the value of the Pledged Shares or proceeds therefrom.

11.2   Escrow Agreement. Contemporaneously with the execution of this Agreement, Borrower or Mytych will deliver to Escrow Agent, certificate or certificates (collectively the "Certificate"), representing fifty percent (50%) of Borrower's total issued and outstanding Preferred Stock, duly endorsed for transfer to Lender. Borrower, Lender, and Mytych have entered into an Escrow Agreement (the "Escrow Agreement") of even date, to further describe the circumstances under which and to whom the Escrow Agent shall deliver the Certificate. A true and accurate copy of the Escrow Agreement is attached hereto as Exhibit A.

11.3   Security Agreement. Borrower, Lender, and Mytych have also entered into a Security Agreement (the "Security Agreement") of even date to grant Lender a security interest in the Pledged Shares and govern each party's rights to and obligations regarding the same. A true and accurate copy of the Security Agreement is attached hereto as Exhibit B.

12.   Anti-Dilution. From the Signing Date until the later of the Maturity Date of the last cash advance made under this Agreement or Borrower's repayment of the Account Balance in full, Borrower shall not issue additional shares of Borrower's Preferred Stock.

13.   Option to Consolidate Quarterly Payments and Maturity Dates. Notwithstanding anything herein to the contrary, once Lender has disbursed aggregate cash advances in an amount equal to the Maximum Credit Limit, the parties shall agree, in writing, to consolidate the Quarterly Payments owed under this Agreement and to designate one Maturity Date for all cash advances.

REMEDIES AND DEFAULT

14.   Remedies.

14.1   Events of Default. For the purposes of this Agreement, the term "Event of Default" shall mean any of the following: (i) the making of any false or inaccurate representation in this Agreement, (ii) the breach of any warranty made in this Agreement, or (iii) the failure to observe or comply with any provision or covenant in this Agreement, and such default is not cured to the reasonable satisfaction of the non-defaulting party within fifteen (15) days of the date notice of such default is given, which notice shall specify with reasonable particularity the basis for the default claimed.

14.2   Available Remedies. If an Event of Default occurs, the party not in default may seek the following remedies, which shall be cumulative and are not mutually exclusive:

14.2.1   All legal and equitable remedies available.

14.2.2   The reasonable attorneys' fees, expenses, and costs incurred in connection with an Event of Default.

14.3   Specific Performance. The parties agree that it may be impossible to measure in money the damages which will accrue to a party by reason of a failure to perform any of the obligations under this Agreement. Therefore, if a party institutes any action or proceeding against the other party to specifically enforce the provisions of this Agreement, the party against whom such action or proceeding is brought shall be deemed to waive the claim or defense that such party has an adequate remedy at law.

14.4   Borrower's Right to Cure Monetary Default. Notwithstanding anything herein to the contrary, upon Lender's notice of default, Borrower shall have the right to cure any default arising from Borrower's failure to make any payment under this Agreement when due and payable for a period of ninety (90) days (the "Cure Period"). Upon expiration of the Cure Period, if the monetary default remains, the entire Account Balance shall become immediately due and payable to Lender.

MISCELLANEOUS

15.   Notices.

15.1   Written Notice.   Any notice, designation, consent, delivery, approval, offer, acceptance, delivery, statement, request, or other communication required or allowed under this Agreement ("Notice") shall be in writing.   Any action required under this Agreement that is a term within the definition of "Notice" also shall be in writing.

15.2   Place of Notice.   Notice to a party shall be given at the party's address stated below, or at such other address as a party may designate in a Notice to the other party:


If to Lender:

Waterloo International Funeral Supply, LLC
Attention: Tony Fifer, President
950 West Union Street
Waterloo, Indiana 46793

If to Borrower:

Eternal Image, Inc.
Attention: Clint Mytych, President & CEO
28800 Orchard Lake Road
Suite 130
Farmington Hills, Michigan 48334

If to Mytych:

Clint Mytych
28800 Orchard Lake Road
Suite 130
Farmington Hills, Michigan 48334


15.3   Manner of Giving Notice.   Notice shall be deemed given when:

15.3.1   Personal service of the Notice is made on the party to be notified (but the party need not be at the address designated under Section 12.2;

15.3.2   The Notice is mailed to the party to be notified by means of certified or registered U.S. mail, return receipt requested, postage prepaid; or

15.3.3   The Notice is sent to the party to be notified by express courier such as "Federal Express" or such other similar carrier guaranteeing next day delivery.

15.4 Refusal to Accept Notice. Refusal by a party to accept a Notice shall not affect the giving of the Notice.

16. Attorneys' Fees. In the event of any litigation regarding the construction, enforcement, or validity of this Agreement, in addition to any other relief, the prevailing party shall be entitled to recover his reasonable costs incurred, including attorneys' fees.

17. Assignability. A party may not assign the party's rights or obligations under this Agreement, unless the party first obtains the written consent of the other party.

18. Modification in Writing. No amendment, modification, supplement, termination, consent of waiver of or to any provision of this Agreement nor any consent to any departure therefrom shall in any event be effective unless the same shall be in writing and signed by or on behalf of all parties. Any waiver of any provision of this Agreement, and any consent to any departure from the terms of any provision in this Agreement, shall be effective only in the specific instance and for the specific purpose for which given.

19. Waivers; Failure or Delay. No failure or delay in the exercise of any power, right, remedy or privilege under this Agreement shall impair such power, right remedy or privilege or shall operate as a waiver thereof; nor shall any single or partial exercise of any such power, right remedy or privilege preclude an other or further exercise of any other power, right, remedy or privilege. The waiver of any such right, power, remedy or privilege with respect to particular facts and circumstances shall not be deemed to be a waiver with respect to other facts and circumstances.

20. Governing law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Indiana (without reference to conflict of law principles). THE PARTIES HEREBY IRREVOCABLY (A) CONSENT AND SUBMIT TO THE EXCLUSIVE JURISDICTINO OF ANY INDIANA STATE COURT SITTING IN ALLEN COUNTY, INDIANA, OR ANY UNITED STATES OF AMERCIA COURT SITTING IN THE NORTHERN DISTRICT OF INDIANA. IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT; AND (B) WAIVE THE RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTINO RELATING TO OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

21. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but it any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

22. **Execution in Counterparts.** This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement. This Agreement shall become effective upon the execution and delivery of a counterpart hereof by each of the parties hereto.

23. **Incorporation of Recitals.** The recitals set forth above are incorporated herein as though set forth fully herein.

[Remainder of page intentionally left blank; signature page to follow.]

8

IN WITNESS WHEREOF, this Agreement has been duly executed as of the day and year first above written.

BORROWER
Eternal Image, Inc.
By:_____
Printed: Clint Mytych
Its: President & CEO

LENDER
Waterloo International Funeral Supply, LLC
By:_____
Printed: Tony Effer
Its: President

CLINT MYTYCH

_____
As Limited Guarantor/Pledgor

9

Exhibit 10.3

SECURITY AGREEMENT

This Security Agreement ("Agreement") is made and entered into this 30th day of April, 2011, by and among Eternal Image, Inc., a Delaware corporation having its address at 28800 Orchard Lake Road, Suite 130, Farmington Hills, Michigan 48334 (the "Debtor"), Waterloo International Funeral Supply, LLC, an Indiana limited liability company having its address as 950 West Union Street, Waterloo, Indiana 46793 (the "Secured Party"), and Clint Mytych, an individual and resident of the State of Michigan having his address at 28800 Orchard Lake Road, Suite 130, Farmington Hills, Michigan 48334 (the "Pledgor").

RECITALS

A.   Pledgor is the owner of all of the issued and outstanding shares of Preferred Stock of Debtor (the "Shares").

B.   Debtor, Secured Party, and Pledgor entered into a Working Capital Loan Agreement of even date (the "Loan Agreement"), under which Secured Party lent to Debtor and Debtor borrowed from Secured Party certain funds. A true and accurate copy of the Loan Agreement is attached hereto as Exhibit A.

C.   As a condition precedent to Secured Party's execution of the Loan Agreement, Pledgor, as limited guarantor, has agreed to pledge to Secured Party one-half the Shares (said one-half of the Shares hereinafter called the "Pledged Shares"), represented by the Certificate (as defined in the Loan Agreement).

AGREEMENT

NOW, THEREFORE, in consideration of the premises contained herein and to induce Secured Party to extend the loan referred to above, the parties agree as follows:

1.   **DEFINITIONS.** All capitalized terms defined in the Loan Agreement and not otherwise defined herein shall have the same definitions as set forth in the Loan Agreement when used herein.

2.   **INDEBTEDNESS SECURED.** The security interest created in this Agreement is intended to secure the payment of all indebtedness due the Secured Party from the Debtor under the Loan Agreement, and also to secure any other indebtedness or liability of the Debtor to Secured Party, direct or indirect, absolute or contingent, to or to become due, now existing or later arising, including all future advances or loans which may be made at the option of Secured Party.

3.   **PLEDGE; GRANT OF SECURITY INTEREST.** In consideration of and as security for the due and punctual payment by Debtor of all indebtedness of Debtor to Secured Party under the Loan Agreement, and all other indebtedness or liability of the Debtor to Secured Party as described in Section 2 above, and to secure the performance by Debtor of its obligations under

1

the Loan Agreement, Pledgor pledges and assigns to Secured Party the Pledged Shares, represented by the Certificate, which is endorsed to Secured Party and delivered to Escrow Agent, and Pledgor grants to Secured Party a security interest in the Pledged Shares pursuant to Indiana Code §§ 26-1-9.1 *et seq.*

4.   ESCROW. Pursuant to the Loan Agreement, Debtor, Pledgor, and Secured Party have, contemporaneously with the execution of the Loan Agreement, Pledgor shall deliver to Escrow Agent the Certificate. The parties have entered into an Escrow Agreement of even date to further describe the circumstances under which Escrow Agent shall deliver the Certificate to the parties. A true and accurate copy of the Escrow Agreement is attached hereto as Exhibit B. Pursuant to the Escrow Agreement, the Escrow Agent may not make any delivery of the Certificate until receipt of (1) Secured Party's written confirmation that Debtor has fully performed under the Loan Agreement and paid the Account Balance in full (such written confirmation hereinafter referred to as "Lender's Written Confirmation"); or (2) a final and non-appealable order from a court of competent jurisdiction directing the delivery of the Certificate.

5.   TERMINATION. Upon Debtor's full satisfaction of obligations under the Loan Agreement and payment of the Account Balance in full, Secured Party shall release its security interest on the Pledged Shares and shall, within thirty (30) days of Debtor's full satisfaction and payment, send Lender's Written Confirmation to Escrow Agent.

6.   VOTING RIGHTS. Provided that there is not an event of default under the terms of this Agreement, the Secured Party shall not have the right to vote the Pledged Shares.

7.   WARRANTIES AND REPRESENTATIONS. The Debtor and Pledgor warrant and represent to the Secured Party as follows:

A.   The Debtor and Pledgor will defend title to the Pledged Shares against all persons and against all claims and demands whatsoever, which Pledged Shares, except for the security interest granted in this Agreement, are lawfully owned by the Pledgor and are now free and clear of any and all claims, liens, security interests, or other encumbrances.

B.   On demand of the Secured Party, the Debtors and Pledgor will furnish further assurances of title, execute any written agreement, or do any other act necessary to effectuate the purposes and provisions of this Agreement.

C.   The Debtor and Pledgor will keep the collateral free and clear of all claims, liens, security interests, or other encumbrances.

8.   DEFAULT. For the purposes of this Agreement, any of the following shall constitute an event of default:

A.   Default under the terms of the Loan Agreement.

B.   Failure to comply with any term or condition of this Agreement.

2

C. Subjection of the Pledged Shares to levey or execution or other judicial process.

D. Any reduction in the value of the Pledged Shares or any act of either Debtor or Pledgor which imperils the prospect of full performance or satisfaction of the Debtors' or Pledgor's obligations under the terms of this Agreement and the Loan Agreement.

9. REMEDIES UPON DEFAULT. Upon the occurrence of any one or more of the above events of default, the Secured Party shall have all of the rights, remedies, and privileges with respect to repossession, retention, and sale of the Pledged Shares and disposition of the proceeds as are accorded to a secured party by the applicable sections of the Uniform Commercial Code or any other applicable law, rule, or regulation, and as are set forth in Section 12 of this Agreement entitled "Failure of Performance". Upon the occurrence of any one or more of events of default, Secured Party shall also have the right to transfer the Pledged Shares to its own name or to the name of its nominee; to sell, assign or deliver as much of the Pledged Shares as may be necessary to repay the unpaid obligation together with expenses incurred in connection with such sale, assignment or delivery, as Secured Party may choose. At any sale of the Pledged Shares, whether private or public, Secured Party may purchase and pay for the Pledged Shares or any part of the Pledged Shares by cancelling a portion of the principal amount of the Loan Agreement that is equal to the purchase price of the Pledged Shares. Prior to conducting such sale, Secured Party agrees to notify Pledgor at least thirty (30) days before the date of the sale. Secured Party may sell the Pledged Shares or any portion of them covered by this Agreement without first resorting to any other property of the Pledgor. Pledgor waives any right of redemption with any portion of the Pledged Shares sold under this Section.
In the event of a default and the subsequent repossession, retention, and/or sale of the Pledged Shares by the Secured Party, the Debtor and the Pledgor will have been released from any further obligations and liabilities under this Agreement.

10. NOTICE. Any notice required or permitted under the terms of this Agreement shall not be effective unless in writing and delivered personally or mailed by registered mail or by certified mail return receipt requested, addressed to the respective party at the party's address given above. Any notice which is mailed will be deemed to have been given on the second business day after the day mailed (not counting the day mailed), irrespective of the day of receipt. A new address shall be designated by a notice.

11. INDEMNIFICATION. The Debtor and Pledgor shall joint and severally indemnify and hold the Secured Party harmless from all claims, damage, liabilities, and expense, including reasonable legal fees, arising from or in any way connected with the breach or falsity of any warranty, representation, term, or condition contained in this Agreement or any misrepresentation in or omission from any exhibit, schedule, or other instrument or document furnished.

12. FAILURE OF PERFORMANCE. If the Debor or Pledgor fail in the dure performance of any of its or his obligations under the terms of this Agreement, the Secured Party shall have the right at its election to sue for damages for such breach and to seek such legal and equitable remedies as may be available to it, including the right to recover all reasonable expenses, which

shall include reasonable legal fees and interest on any money due under the terms of this Agreement at a rate of ten percent (10%) per year or the legal rate, if higher, incurred: (1) to sue for damages; (2) to seek such other legal and equitable remedies; and (3) to collect any damages to enforce any court order or settlement agreement including, but not limited to, additional application to the court for an order of contempt. Nothing contained in this Agreement shall be construed to restrict or impair the rights of either party to exercise this election. All rights and remedies provided int his Agreement or existing at law or in equity shall be cumulative of each other and may be enforced concurrently or from time to time.

13.   NATURE AND SURVIVIAL OF REPRESENTATIONS.   All warranties and representations made by the Debtor and Pledgor in this Agreement, or pursuant to this Agreement, shall survive the expiration, termination, lapse or otherwise conclusion of this Agreement.

14.   SEVERABILITY.   Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but it any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

15.   COUNTERPARTS.   This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement. This Agreement shall become effective upon the execution and delivery of a counterpart hereof by each of the parties hereto.

16.   WAIVERS.   No failure or delay in the exercise of any power, right, remedy or privilege under this Agreement shall impair such power, right remedy or privilege or shall operate as a waiver thereof; nor shall any single or partial exercise of any such power, right remedy or privilege preclude an other or further exercise of any other power, right, remedy or privilege. The waiver of any such right, power, remedy or privilege with respect to particular facts and circumstances shall not be deemed to be a waiver with respect to other facts and circumstances.

17.   MODIFICATION IN WRITING.   No amendment, modification, supplement, termination, consent of waiver of or to any provision of this Agreement nor any consent to any departure therefrom shall in any event be effective unless the same shall be in writing and signed by or on behalf of all parties. Any waiver of any provision of this Agreement, and any consent to any departure from the terms of any provision in this Agreement, shall be effective only in the specific instance and for the specific purpose for which given.

18.   GOVERNING LAW; VENUE.   This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Indiana (without reference to conflict of law principles). THE PARTIES HEREBY IRREVOCABLY (A) CONSENT AND SUBMIT TO THE EXCLUSIVE JURISDICTINO OF ANY INDIANA STATE COURT SITTING IN ALLEN COUNTY, INDIANA, OR ANY UNITED STATES OF AMERCIA COURT SITTING

4

IN THE NORTHERN DISTRICT OF INDIANA. IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT; AND (B) WAIVE THE RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTINO RELATING TO OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

19.   ASSIGNMENT. A party may not assign the party's rights or obligations under this Agreement, unless the party first obtains the written consent of the other party.

20.   FURTHER ASSURANCES. Debtor and Pledgor will do such acts as Secured Party may deem necessary or appropriate to establish and maintain in Secured Party a valid lien and security interest in the Pledged Shares to secure full and prompt performance and payment of the Account Balance. Debtor and Pledgor authorize Secured Party, to sign and file, without Debtor's or Pledgor's signature, such financing and continuation statements, amendments and supplements thereto, notices to third parties and other documents which Secured Party may from time to time deem necessary to perfect, preserve and protect its security interest in the Pledged Shares. Debtor and Pledgor agree to execute and deliver to Secured Party any such financing statements and documents and to furnish and endorse such other instruments, certificates, certificates of title with Secured Party's security interest noted thereon or executed applications for said certificates as Secured Party may from time to time request in order to evidence, perfect, preserve and protect its security interest in the Pledged Shares. Debtor and Pledgor agree to prepare and execute such notices to third parties regarding the security interest in the Pledged Shares created by this Agreement as Secured Party deems advisable to perfect, preserve and protect the security interest. Debtor and Pledgor, at any time, upon request by Secured Party, will deliver to Secured Party certified schedules, in such form as may be specified by Secured Party, identifying the Pledged Shares, or such part thereof as may be specified by Secured Party, together with such supporting documents and information as Secured Party reasonably may request.

[Remainder of page intentionally left blank. Signature page follows.]

5

IN WITNESS WHEREOF, this Agreement has been duly executed as of the day and year first above written.

DEBTOR
Eternal Image, Inc.
By: _____
Printed: Clint Mytych
Its: President & CEO

SECURED PARTY
Waterloo International Funeral Supply, LLC
By: _____
Printed: Tony Fifer
Its: President

PLEDGOR

_____
Clint Mytych

6